Exhibit 99.1

MiX Telematics Announces Financial Results for First Quarter of Fiscal Year 2019

An explanation of non-IFRS measures used in this press release is set out in the Non-IFRS financial measures section. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is provided in the financial tables below, which accompany this press release.

References in this announcement to “R” are to South African Rand and references to “U.S. Dollars” and “$” are to United States Dollars. Unless otherwise stated, MiX Telematics has translated U.S. Dollar amounts from South African Rand at the exchange rate of R13.7255 per $1.00, which was the R/$ exchange rate reported by Oanda.com as of June 30, 2018.

First Quarter Highlights:

  Subscription revenue of R390 million ($28.4 million), an increase of 18.4% year over year, on a constant currency basis
  Net subscriber additions of over 15,000 bringing the total base to 691,922 subscribers, up 11% year over year
  Operating profit of R68 million ($4.9 million), up 58% year over year
  Adjusted EBITDA of R126 million ($9.2 million), up 35% year over year
  Adjusted EBITDA margin of 27.7%, up 460 basis points compared to the prior year quarter

MIDRAND, South Africa--(BUSINESS WIRE)--August 2, 2018--MiX Telematics Limited (NYSE:MIXT)(JSE:MIX), a leading global provider of fleet and mobile asset management solutions delivered as Software-as-a-Service (“SaaS”), today announced financial results for its first quarter of fiscal year 2019, which ended June 30, 2018.

“The first quarter marked a very strong start to the fiscal year. Subscription revenue grew more than 18% on a constant currency basis and adjusted EBITDA margin of close to 28% expanded over 450 basis points year-over-year,” said Stefan Joselowitz, Chief Executive Officer of MiX Telematics. “Our results were driven by ongoing robust demand globally from our premium fleet customers, across all verticals. MiX is well positioned to deliver against our long-term goals given our differentiated portfolio of products, a growing pipeline of global opportunities, and multiple levers to generate further margin accretion.”

Financial performance for the three months ended June 30, 2018

Subscription revenue: Subscription revenue was R390.4 million ($28.4 million), an increase of 16.4% compared with R335.4 million ($24.4 million) for the first quarter of fiscal year 2018. Subscription revenue increased by 18.4% year over year on a constant currency basis. Subscription revenue benefited from an increase of over 66,000 subscribers, representing an increase in subscribers of 10.6% from July 2017 to June 2018. Subscription revenue also benefited from an increase in average revenue per user.

Total revenue: Total revenue was R456.8 million ($33.3 million), an increase of 12.6% compared to R405.7 million ($29.6 million) for the first quarter of fiscal year 2018. Total revenue increased by 14.4% year over year on a constant currency basis. Hardware and other revenue was R66.4 million ($4.8 million), a decrease of 5.5% compared to R70.3 million ($5.1 million) for the first quarter of fiscal year 2018.

Gross margin: Gross profit was R305.8 million ($22.3 million), as compared to R271.5 million ($19.8 million) for the first quarter of fiscal year 2018. Gross profit margin was 66.9%, consistent with the prior year’s first quarter.

Operating margin: Operating profit was R67.7 million ($4.9 million), compared to R42.9 million ($3.1 million) for the first quarter of fiscal year 2018. Operating profit margin was 14.8%, compared to 10.6% for the prior year’s first quarter. The margin expansion was attributable primarily to revenue growth leveraging our fixed overhead and ongoing cost management initiatives. Operating expenses of R238.0 million ($17.3 million) have increased by R6.5 million ($0.5 million) since the first quarter of fiscal 2018. Despite the 12.6% revenue increase described above, the increase in operating costs was limited to 2.8%.

Adjusted EBITDA: Adjusted EBITDA, a non-IFRS measure, was R126.4 million ($9.2 million) compared to R93.9 million ($6.8 million) for the first quarter of fiscal year 2018. Adjusted EBITDA margin, a non-IFRS measure, for the first quarter of fiscal year 2019 was 27.7%, compared to 23.1% for the comparative prior year period. The company reported a 28.7% Adjusted EBITDA margin in the fourth quarter of fiscal 2018, including a 1.3% uplift related to hardware sales not repeated in the current quarter.

Profit for the period and earnings per share: Profit for the period was R14.4 million ($1.1 million), compared to R33.9 million ($2.5 million) for the first quarter of fiscal year 2018. Earnings per diluted ordinary share were 2 South African cents, compared to 6 South African cents in the first quarter of fiscal year 2018. For the first quarter of fiscal year 2019, the calculation was based on diluted weighted average ordinary shares in issue of 586.6 million compared to 567.0 million diluted weighted average ordinary shares in issue during the first quarter of fiscal year 2018.

Profit for the period includes a net foreign exchange loss of R0.2 million ($0.02 million) before tax. A net foreign exchange loss of R5.0 million ($0.4 million) was recorded in the first quarter of fiscal year 2018. The Company’s effective tax rate for the quarter was 78.7%, compared to 14.0% for the first quarter of fiscal year 2018. Ignoring the impact of net foreign exchange gains and losses, and related tax consequences, the tax rate which is used in determining adjusted earnings below, was 28.4% compared to 30.8% in the first quarter of fiscal year 2018. The tax impact in respect of foreign exchange movements is set out in the reconciliation of adjusted earnings in the financial tables which accompany this press release.

On a U.S. Dollar basis, and using the June 30, 2018 exchange rate of R13.7255 per U.S. Dollar, and at a ratio of 25 ordinary shares to one American Depositary Share (“ADS”), profit for the period was $1.1 million, or 4 U.S. cents per diluted ADS.

Adjusted earnings for the period and adjusted earnings per share: Adjusted earnings for the period, a non-IFRS measure, was R48.7 million ($3.6 million), compared to R30.7 million ($2.2 million) for the first quarter of fiscal year 2018 and excludes a net foreign exchange loss of R0.2 million ($0.02 million). During the first quarter of fiscal year 2018, a net foreign exchange loss of R5.0 million ($0.4 million) was recorded. Adjusted earnings per diluted ordinary share, also a non-IFRS measure, were 8 South African cents, compared to 5 South African cents in the prior year comparative period.

On a U.S. Dollar basis, and using the June 30, 2018 exchange rate of R13.7255 per U.S. Dollar, and at a ratio of 25 ordinary shares to one ADS, adjusted earnings for the period was $3.6 million, or 15 U.S. cents per diluted ADS.

Statement of financial position and cash flow: At June 30, 2018, the Company had R225.6 million ($16.4 million) of net cash and cash equivalents, compared to R290.5 million ($21.2 million) at March 31, 2018. The Company generated R22.8 million ($1.7 million) in net cash from operating activities for the three months ended June 30, 2018 and invested R78.3 million ($5.7 million) in capital expenditures during the quarter, including investments in in-vehicle devices of R57.3 million ($4.2 million), leading to negative free cash flow, a non-IFRS measure, of R55.5 million ($4.0 million) for the first quarter of fiscal year 2019, compared with negative free cash flow of R64.0 million ($4.7 million) for the first quarter of fiscal year 2018. The Company utilized R19.1 million ($1.4 million) in financing activities in the first quarter of fiscal 2019, which included dividends paid of R16.9 million ($1.2 million). The Company utilized R30.0 million ($2.2 million) in financing activities in the first quarter of fiscal 2018. The cash utilized in financing activities in the first quarter of fiscal 2018 included the repurchase of 5.0 million ordinary shares, which resulted in a cash outflow of R18.7 million ($1.4 million) and dividends paid of R11.3 million ($0.8 million).

Business Outlook

MiX Telematics has translated U.S. Dollar amounts in this Business Outlook paragraph from South African Rand at the exchange rate of R13.1760 per $1.00, which was the R/$ exchange rate reported by Oanda.com as of July 30, 2018.

Based on information as of today, August 2, 2018, the Company is issuing the following financial guidance for the full 2019 fiscal year:

  Subscription revenue - R1,624 million to R1,645 million ($123.3 million to $124.8 million), which would represent subscription revenue growth of 13.2% to 14.7% compared to fiscal year 2018. On a constant currency basis, this would represent subscription revenue growth of 13.5% to 15.0%. This constant currency growth is unchanged from our previous guidance.
  Total revenue - R1,864 million to R1,895 million ($141.5 million to $143.8 million), which would represent revenue growth of 8.8% to 10.7% compared to fiscal year 2018. On a constant currency basis, this would represent revenue growth of 9.1% to 10.9%. This constant currency growth is unchanged from our previous guidance.
  Adjusted EBITDA - R526 million to R545 million ($39.9 million to $41.4 million), which would represent an increase in Adjusted EBITDA of 19.0% to 23.3% compared to fiscal year 2018.
  Adjusted earnings per diluted ordinary share of 31.2 to 33.2 South African cents based on 587 million diluted ordinary shares in issue, and based on an effective tax rate of 28% to 31%. At a ratio of 25 ordinary shares to one ADS, this equates to adjusted earnings per diluted ADS of 59 to 63 U.S. cents.

For the second quarter of fiscal year 2019 the Company expects subscription revenue to be in the range of R401 million to R406 million ($30.4 million to $30.8 million) which would represent subscription revenue growth of 14.8% to 16.2% compared to the second quarter of fiscal year 2018. On a constant currency basis, this would represent subscription revenue growth of 15.1% to 16.6%.

The key assumptions used in deriving the forecast are as follows:

  Growth in subscription revenue and subscribers are based on expected growth rates related to market conditions and takes into account growth rates achieved previously.
  Achieving hardware sales according to expectations. Hardware sales are dependent on the volumes of bundled solutions selected by customers.
  An average forecast exchange rate for the 2019 fiscal year of R13.0900 per $1.00.

The forecast is the responsibility of the board of directors and has not been reviewed or reported on by the Company’s external auditors. The Company’s policy is to give guidance on a quarterly basis, if necessary, and does not update guidance between quarters.

The information disclosed in this “Business Outlook” section complies with the disclosure requirements of paragraph 8.38 of the JSE Listings Requirements, which addresses profit forecasts.

Quarterly Reporting Policy in respect of JSE Listings Requirements

As a NYSE listed company, we have adopted a quarterly reporting policy. As a result of such quarterly reporting the Company is, in terms of paragraph 3.4(b)(ix) of the JSE Listings Requirements, not required to publish trading statements in terms of paragraph 3.4(b)(i) to (viii) of the JSE Listings Requirements.

Conference Call Information

MiX Telematics management will also host a conference call and audio webcast at 8:00 a.m. (Eastern Daylight Time) and 2:00 p.m. (South African Time) on August 2, 2018 to discuss the Company’s financial results and current business outlook:

  The live webcast of the call will be available at the “Investor Information” page of the Company’s website, http://investor.mixtelematics.com.
  To access the call, dial +1-888-394-8218 (within the United States) or 0-800-980-520 (within South Africa) or +1-323-701-0225 (outside of the United States). The conference ID is 7581568.
  A replay of this conference call will be available for a limited time at +1-844-512-2921 (within the United States) or +1-412-317-6671 (within South Africa or outside of the United States). The replay conference ID is 7581568.
  A replay of the webcast will also be available for a limited time at http://investor.mixtelematics.com.

About MiX Telematics Limited

MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as SaaS to customers managing over 691,000 assets in approximately 120 countries. The Company’s products and services provide enterprise fleets, small fleets and consumers with solutions for safety, efficiency, risk and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Australia, Romania, Thailand and the United Arab Emirates as well as a network of more than 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE:MIX) and MiX Telematics American depositary shares are listed on the New York Stock Exchange (NYSE:MIXT). For more information visit www.mixtelematics.com.

Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including without limitation, statements concerning our financial guidance for the second quarter and full year of fiscal 2019, our position to execute on our growth strategy, and our ability to expand our leadership position. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control including, without limitation, those described under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) for the fiscal year ended March 31, 2018, as updated by other reports that the Company files with or furnishes to the SEC. The Company assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

Non-IFRS financial measures

Adjusted EBITDA

To provide investors with additional information regarding its financial results, the Company has disclosed within this press release, Adjusted EBITDA and Adjusted EBITDA margin. Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS financial measures, and they do not represent cash flows from operations for the periods indicated, and should not be considered an alternative to net income as an indicator of the Company’s results of operations, or as an alternative to cash flows from operations as an indicator of liquidity. Adjusted EBITDA is defined as the profit for the period before income taxes, net finance income/(costs) including foreign exchange gains/(losses), depreciation of property, plant and equipment including capitalized customer in-vehicle devices and right-of-use assets, amortization of intangible assets including capitalized in-house development costs and intangible assets identified as part of a business combination, share-based compensation costs, restructuring costs, profits/(losses) on the disposal or impairments of assets or subsidiaries, insurance reimbursements relating to impaired assets and certain litigation costs.

The Company has included Adjusted EBITDA and Adjusted EBITDA margin in this press release because they are key measures that the Company’s management and Board of Directors use to understand and evaluate its core operating performance and trends; to prepare and approve its annual budget; and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA and Adjusted EBITDA margin can provide a useful measure for period-to-period comparisons of the Company’s core business. Accordingly, the Company believes that Adjusted EBITDA and Adjusted EBITDA margin provides useful information to investors and others in understanding and evaluating its operating results.

The Company’s use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this performance measure in isolation from or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;
  Adjusted EBITDA does not reflect changes in, or cash requirements for, the Company’s working capital needs;
  Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;
  Adjusted EBITDA does not reflect tax payments or the payment of lease liabilities that may represent a reduction in cash available to the Company; and
  other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including operating profit, profit for the period and the Company’s other results.

Adjusted Earnings and Adjusted Earnings Per Share

Adjusted earnings per share is defined as profit attributable to owners of the parent, MiX Telematics Limited, excluding net foreign exchange gains/(losses) net of tax, divided by the weighted average number of ordinary shares in issue during the period.

The Company has included Adjusted earnings per share in this press release because it provides a useful measure for period-to-period comparisons of the Company’s core business by excluding net foreign exchange gains/(losses) from earnings. Accordingly, the Company believes that Adjusted earnings per share provides useful information to investors and others in understanding and evaluating the Company’s operating results.

Free cash flow

Free cash flow is determined as net cash generated from operating activities less capital expenditures for investing activities. The Company believes that free cash flow provides useful information to investors and others in understanding and evaluating the Company’s cash flows as it provides detail of the amount of cash the Company generates or utilizes after accounting for all capital expenditures including investments in in-vehicle devices and development expenditure.

August 2, 2018

JSE sponsor
Java Capital Trustees and Sponsors Proprietary Limited

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED INCOME STATEMENT
	South African Rand		United States Dollar
	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
Figures are in thousands unless otherwise stated	2018	2017	2018	2017
	Unaudited	Unaudited	Unaudited	Unaudited
Revenue	456,822	405,662	33,283	29,555
Cost of sales	(151,062)	(134,132)	(11,006)	(9,772)
Gross profit	305,760	271,530	22,277	19,783
Other (expenses)/income - net	(12)	2,943	(1)	214
Operating expenses	(238,024)	(231,559)	(17,342)	(16,870)
-Sales and marketing	(46,856)	(48,979)	(3,414)	(3,568)
-Administration and other charges	(191,168)	(182,580)	(13,928)	(13,302)
Operating profit	67,724	42,914	4,934	3,127
Finance income/(costs) - net	155	(3,485)	11	(254)
-Finance income	2,678	2,001	195	146
-Finance costs	(2,523)	(5,486)	(184)	(400)
Profit before taxation	67,879	39,429	4,945	2,873
Taxation	(53,445)	(5,523)	(3,894)	(402)
Profit for the period	14,434	33,906	1,051	2,471

Attributable to:
Owners of the parent	14,434	33,837	1,051	2,466
Non-controlling interests	*	69	*	5
	14,434	33,906	1,051	2,471

* Amounts less than R1,000/$1,000

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
	South African Rand		United States Dollar
	June 30,	March 31,	June 30,	March 31,
Figures are in thousands unless otherwise stated	2018	2018	2018	2018
	Unaudited	Audited	Unaudited	Unaudited
ASSETS
Non-current assets
Property, plant and equipment	433,474	334,038	31,582	24,337
Intangible assets	924,645	898,527	67,367	65,464
Deferred tax assets	38,867	40,717	2,832	2,967
Capitalized commission assets	48,951	—	3,566	—
Total non-current assets	1,445,937	1,273,282	105,347	92,768

Current assets
Assets classified as held for sale (Note 7)	17,058	17,058	1,243	1,243
Inventory	67,603	57,013	4,925	4,154
Trade and other receivables	379,577	286,406	27,655	20,867
Taxation	21,906	30,373	1,596	2,213
Restricted cash	22,178	20,935	1,616	1,525
Cash and cash equivalents	256,374	308,258	18,679	22,459
Total current assets	764,696	720,043	55,714	52,461

Total assets	2,210,633	1,993,325	161,061	145,229

EQUITY
Stated capital	846,405	846,405	61,667	61,667
Other reserves	35,916	(51,614)	2,617	(3,760)
Retained earnings	744,538	722,380	54,245	52,631
Equity attributable to owners of the parent	1,626,859	1,517,171	118,529	110,538
Non-controlling interest	12	10	1	1
Total equity	1,626,871	1,517,181	118,530	110,539

LIABILITIES
Non-current liabilities
Deferred tax liabilities	123,649	82,658	9,009	6,022
Provisions	2,322	2,132	169	155
Recurring commission liability	4,045	—	295	—
Capitalized lease liability	31,154	—	2,270	—
Total non-current liabilities	161,170	84,790	11,743	6,177

Current liabilities
Trade and other payables	351,075	350,519	25,576	25,538
Capitalized lease liability	10,867	—	792	—
Taxation	5,154	2,832	376	206
Provisions	24,715	20,283	1,801	1,478
Bank overdraft	30,781	17,720	2,243	1,291
Total current liabilities	422,592	391,354	30,788	28,513

Total liabilities	583,762	476,144	42,531	34,690

Total equity and liabilities	2,210,633	1,993,325	161,061	145,229

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
	South African Rand		United States Dollar
	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
Figures are in thousands unless otherwise stated	2018	2017	2018	2017
	Unaudited	Unaudited	Unaudited	Unaudited
Cash flows from operating activities
Cash generated from operations	22,027	20,562	1,605	1,498
Net financing income	1,569	1,511	114	110
Taxation paid	(838)	(3,749)	(61)	(273)
Net cash generated from operating activities	22,758	18,324	1,658	1,335

Cash flows from investing activities
Capital expenditure	(78,306)	(82,344)	(5,705)	(5,999)
Proceeds on sale of property, plant and equipment	41	581	3	42
Decrease in restricted cash	305	35	22	3
Increase in restricted cash	(728)	(603)	(53)	(44)
Net cash used in investing activities	(78,688)	(82,331)	(5,733)	(5,998)

Cash flows from financing activities
Share repurchase (Note 9)	—	(18,666)	—	(1,360)
Dividends paid to Company’s shareholders (Note 10)	(16,906)	(11,292)	(1,232)	(823)
Payment of lease liability	(2,194)	—	(160)	—
Net cash used in financing activities	(19,100)	(29,958)	(1,392)	(2,183)
Net decrease in cash and cash equivalents	(75,030)	(93,965)	(5,467)	(6,846)
Net cash and cash equivalents at the beginning of the period	290,538	356,333	21,168	25,961
Exchange gains/(losses) on cash and cash equivalents	10,085	(5,209)	735	(379)
Net cash and cash equivalents at the end of the period	225,593	257,159	16,436	18,736

MIX TELEMATICS LIMITED
OTHER FINANCIAL AND OPERATING DATA
	South African Rand		United States Dollar
	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
Figures are in thousands except for subscribers	2018	2017	2018	2017
	Unaudited	Unaudited	Unaudited	Unaudited
Total revenue	456,822	405,662	33,283	29,555
Subscription revenue	390,389	335,367	28,443	24,434
Hardware revenue	56,531	56,972	4,119	4,151
Driver training, installation and other revenue	9,902	13,323	721	970
Adjusted EBITDA	126,442	93,880	9,211	6,840
Cash and cash equivalents	256,374	290,161	18,679	21,140
Net cash (1)	225,593	257,159	16,436	18,736
Capital expenditure incurred	82,744	79,124	6,029	5,764
Property, plant and equipment expenditure	64,123	54,606	4,672	3,978
Intangible asset expenditure	18,621	24,518	1,357	1,786
Total development costs incurred	34,108	33,175	2,485	2,418
Development costs capitalized	17,245	16,656	1,256	1,214
Development costs expensed within administration and other charges	16,863	16,519	1,229	1,204
Subscribers (number)	691,922	625,602	691,922	625,602

(1) Net cash is calculated as being net cash and cash equivalents, excluding restricted cash.

Notes to condensed consolidated income statement, statement of financial position, statement of cash flows and other financial and operating data

1. Accounting policies
The condensed consolidated statement of financial position, income statement and statement of cash flows included in these financial results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) accounting policies. The accounting policies are consistent in all material respects with those applied in the preparation of the consolidated financial statements for the year ended March 31, 2018 except for the adoption of IFRS 9 Financial Instruments (“IFRS 9”), IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) and IFRS 16 Leases (“IFRS 16”) during the quarter under review.

Adoption IFRS 9, IFRS 15 and IFRS 16:
IFRS 9 is effective for the Group from April 1, 2018.

IFRS 15 permits a modified retrospective cumulative catch-up approach for the adoption, which the Group has decided to apply. Under this approach, the Group has recognized transitional adjustments in retained earnings on the date of initial application (i.e. April 1, 2018), without restating the comparative period. Under the practical expedient, the new requirements were only applied to contracts that were not completed as of April 1, 2018.

IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019, but can be early adopted. Given that the Group applied IFRS 15 from April 1, 2018, the Group decided to early adopt IFRS 16 from this date.

The Group has chosen to apply the ‘simplified approach’ on adoption of IFRS 16 that includes certain relief related to the measurement of the right-of-use asset and the lease liability at April 1, 2018, rather than full retrospective application. Furthermore, the ‘simplified approach’ does not require a restatement of comparatives.

Refer to Note 2.1.1.2 of our consolidated financial statements for the year ended March 31, 2018 for further details on the adoption of the above mentioned standards.

Summary of the impact at April 1, 2018 of adopting IFRS 9, IFRS 15 and IFRS 16:

	South African Rand	United States Dollar
IFRS 9 Assets	(R3.2 million)	($0.2 million)
Trade and other receivables	(R3.2 million)	($0.2 million)

IFRS 15 Assets	R46.5 million	$3.4 million
Capitalized commission assets	R45.3 million	$3.3 million
Trade and other receivables (1)	R1.2 million	$0.1 million

IFRS 16 Assets	R29.9 million	$2.1 million
Property, plant and equipment	R30.6 million	$2.2 million
Trade and other receivables (2)	(R0.7 million)	($0.1 million)

Total Assets	R73.2 million	$5.3 million

IFRS 15 Liabilities	R8.7 million	$0.6 million
Recurring commission liability (non-current)	R4.0 million	$0.3 million
Trade and other payables (3)	R4.7 million	$0.3 million

IFRS 16 Liabilities	R31.9 million	$2.3 million
Capitalized lease liability (non-current)	R23.3 million	$1.7 million
Capitalized lease liability (current)	R8.8 million	$0.6 million
Trade and other payables (2)	(R0.2 million)	($0.01 million)

Deferred tax liabilities	R7.9 million	$0.6 million
Total liabilities	R48.5 million	$3.5 million

Net increase in equity	R24.7 million	$1.8 million
(1)	Contract assets related to fixed escalations.
(2)	Reversal of lease prepayment and lease accruals under IAS 17 Leases. These have been reflected in the measurement of the lease liability under IFRS 16.
(3)

Includes the current portion of additional recurring commission liability of R2.9 million ($0.2 million) and increase in liabilities related to contracts with customers due to significant financing adjustments of R1.8 million ($0.1 million).

Summary of the impact on the first quarter of fiscal 2019 of adopting IFRS 9, IFRS 15 and IFRS 16:
Other than a R1.8 million ($0.1 million) increase in finance costs primarily as a result of IFRS 15 significant financing activity interest expense and IFRS 16 capitalized lease liability interest, the impact on each line item in the condensed consolidated income statement for the first quarter of fiscal 2019 was not material.

The only adjustment to the statement of cash flows was an outflow of R2.2 million ($0.2 million) in respect of lease liability payments being recorded in cash flows from financing activities as a result of the adoption of IFRS 16. This outflow was previously accounted for as an operating lease expense and included under cash generated from operations.

The results have not been audited or reviewed by the Group’s external auditors.

2. Presentation currency and convenience translation
The Group’s presentation currency is South African Rand. In addition to presenting these condensed consolidated financial results for the quarter ended June 30, 2018 in South African Rand, supplementary information in U.S. Dollars has been prepared for the convenience of users of these financial results. Unless otherwise stated, the Group has translated U.S. Dollar amounts from South African Rand at the exchange rate of R13.7255 per $1.00, which was the R/$ exchange rate reported by Oanda.com as of June 30, 2018. The U.S. Dollar figures may not compute as they are rounded independently.

3. Earnings per share/ADS data
	South African Rand		United States Dollar
	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2018	2017	2018	2017
	Unaudited	Unaudited	Unaudited	Unaudited
Earnings per share
Basic (R/$)	0.03	0.06	#	#
Diluted (R/$)	0.02	0.06	#	#
Earnings per American Depositary Share
Basic (R/$)	0.64	1.50	0.05	0.11
Diluted (R/$)	0.62	1.49	0.04	0.11
Adjusted earnings per share
Basic (R/$)	0.09	0.05	0.01	#
Diluted (R/$)	0.08	0.05	0.01	#
Adjusted earnings per American Depositary Share
Basic (R/$)	2.16	1.36	0.16	0.10
Diluted (R/$)	2.08	1.35	0.15	0.10
Ordinary shares ('000)(1)
In issue at June 30	564,625	558,499	564,625	558,499
Weighted average	564,465	562,552	564,465	562,552
Diluted weighted average	586,627	567,033	586,627	567,033
American Depositary Shares ('000)(1)
In issue at June 30	22,585	22,340	22,585	22,340
Weighted average	22,579	22,502	22,579	22,502
Diluted weighted average	23,465	22,681	23,465	22,681
#	Amounts less than $0.01
(1)	June 30, 2018 figure excludes 40,000,000 treasury shares held by MiX Telematics Investments Proprietary Limited (“MiX Investments”), a wholly owned subsidiary of the Group. June 30, 2017 excluded 40,000,000 treasury shares held by MiX Investments and 5,015,660 shares repurchased by the Company under the share repurchase program (Note 9).

4. Reconciliation of Adjusted Earnings
Reconciliation of Adjusted Earnings to Profit for the Period
	South African Rand		United States Dollar
	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
Figures are in thousands unless otherwise stated	2018	2017	2018	2017
	Unaudited	Unaudited	Unaudited	Unaudited
Profit for the period attributable to owners of the parent	14,434	33,837	1,051	2,466
Net foreign exchange losses	231	4,992	17	364
Income tax effect on the above component	34,082	(8,161)	2,484	(595)
Adjusted earnings attributable to owners of the parent	48,747	30,668	3,552	2,235

Reconciliation of earnings per share to adjusted earnings per share
Basic earnings per share (R/$)	0.03	0.06	#	#
Net foreign exchange losses	#	0.01	#	#
Income tax effect on the above component	0.06	(0.02)	#	#
Basic adjusted earnings per share (R/$)	0.09	0.05	0.01	#

# Amount less than R0.01/$0.01

5. Reconciliation of Adjusted EBITDA to Profit for the Period
	South African Rand		United States Dollar
	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
Figures are in thousands unless otherwise stated	2018	2017	2018	2017
	Unaudited	Unaudited	Unaudited	Unaudited
Adjusted EBITDA	126,442	93,880	9,211	6,840
Add:
Net profit on sale of property, plant and equipment and intangible assets	22	333	2	24
Decrease in restructuring costs provision	22	—	2	—
Less:
Depreciation (1)	(40,659)	(34,476)	(2,962)	(2,512)
Amortization (2)	(16,095)	(14,564)	(1,173)	(1,061)
Impairment of product development costs capitalized	—	(95)	—	(7)
Equity-settled share-based compensation costs	(2,008)	(2,146)	(146)	(156)
Increase in restructuring costs provision	—	(18)	—	(1)
Operating profit	67,724	42,914	4,934	3,127
Add: Finance income/(costs) - net	155	(3,485)	11	(254)
Less: Taxation	(53,445)	(5,523)	(3,894)	(402)
Profit for the period	14,434	33,906	1,051	2,471
(1)	Includes depreciation of property, plant and equipment (including in-vehicle devices and right-of-use assets). The adoption of IFRS 16 during the period resulted in depreciation of right-of-use assets of R2.3 million ($0.2 million) being recorded in the three months ended June 30, 2018.
(2)	Includes amortization of intangible assets (including product development costs and intangible assets identified as part of a business combination).

6. Reconciliation of Adjusted EBITDA Margin to Profit for the Period Margin
	Three months	Three months
	ended	ended
	June 30,	June 30,
	2018	2017
	Unaudited	Unaudited
Adjusted EBITDA margin	27.7%	23.1%
Add:
Net profit on sale of property, plant and equipment and intangible assets	0.0%	0.1%
Decrease in restructuring costs provision	0.0%	—
Less:
Depreciation	(9.0%)	(8.4%)
Amortization	(3.5%)	(3.7%)
Impairment of product development costs capitalized	—	(0.0%)
Equity-settled share-based compensation costs	(0.4%)	(0.5%)
Increase in restructuring costs provision	—	(0.0%)
Operating profit margin	14.8%	10.6%
Add: Finance income/(costs) - net	0.0%	(0.8%)
Less: Taxation	(11.6%)	(1.4%)
Profit for the period margin	3.2%	8.4%

7. Assets Classified as Held for Sale
The assets classified as held for sale relate to the property owned by the Central Services Organization, a division of MiX Telematics International Proprietary Limited. No impairment loss was recognized on reclassification of the property as held for sale as the fair value (estimated based on the recent market prices of similar properties in similar locations) less costs to sell is higher than the carrying amount. Management anticipate that the sale will be completed by the end of fiscal 2019.

8. Reconciliation of Free Cash Flow to Net Cash Generated from Operating Activities
	South African Rand		United States Dollar
	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
Figures are in thousands unless otherwise stated	2018	2017	2018	2017
	Unaudited	Unaudited	Unaudited	Unaudited
Net cash generated from operating activities	22,758	18,324	1,658	1,335
Capital expenditure	(78,306)	(82,344)	(5,705)	(5,999)
Free cash flow	(55,548)	(64,020)	(4,047)	(4,664)

9. Share Repurchase
As of May 23, 2017, the MiX Telematics Board approved a share repurchase program of up to R270 million ($19.7 million) under which the Company may repurchase its ordinary shares, including American Depositary Shares (“ADSs”). The Company may repurchase its shares from time to time in its discretion through open market transactions and block trades, based on ongoing assessments of the capital needs of the Company, the market price of its securities and general market conditions. This share repurchase program may be discontinued at any time by the Board of Directors, and the Company has no obligation to repurchase any amount of its securities under the program. The repurchase program will be funded out of existing cash resources.

No purchases were made under the share repurchase program during the first quarter of fiscal year 2019.

At June 30, 2018, the following purchases had been made under the share repurchase program:

Figures are in thousands unless otherwise stated				South African Rand
	Total number of	Average	Shares canceled	Total value of shares	Maximum value of
	shares	price paid	under the share	purchased as part of	shares that may yet
	repurchased	per share (1)	repurchase	publicly announced	be purchased under
Period			program	program	the program
Month
June 2017	5,015,660	3.72	5,015,660	18,666	251,334
	5,015,660		5,015,660	18,666	251,334

Figures are in thousands unless otherwise stated				United States Dollar
	Total number of	Average	Shares canceled	Total value of shares	Maximum value of
	shares	price paid	under the share	purchased as part of	shares that may yet
	repurchased	per share (1)	repurchase	publicly announced	be purchased under
Period			program	program	the program
Month
June 2017	5,015,660	0.27	5,015,660	1,360	18,311
	5,015,660		5,015,660	1,360	18,311

(1) Including transaction costs.

Subsequent to the repurchase, the shares were delisted and now form part of the authorized unissued share capital of the Company.

10. Dividend Paid
In respect of the fourth quarter of fiscal year 2018 which ended on March 31, 2018, a dividend of 3 South African cents (0.2 U.S. cents) per ordinary share was declared during the period and paid on June 4, 2018. In respect of the fourth quarter of fiscal year 2017, a dividend of 2 South African cents or 0.1 U.S. cents per share was paid on June 19, 2017.

11. Contingent Liabilities
Service agreement
In terms of an amended network services agreement with Mobile Telephone Networks Proprietary Limited (“MTN”), MTN is entitled to claw back payments from MiX Telematics Africa Proprietary Limited in the event of early cancellation of the agreement or certain base connections not being maintained over the term of the agreement. No connection incentives will be received in terms of the amended network services agreement. The maximum potential liability under the arrangement is R42.6 million or $3.1 million. No loss is considered probable under this arrangement.

12. Taxation
Section 11D Allowances relating to tax assets recognized
MiX Telematics International Proprietary Limited (“MiX International”), a subsidiary of the Group, historically claimed a 150% allowance for research and development spend in terms of section 11D (“S11D”) of the South African Income Tax Act No. 58 of 1962 (“the Act”). As of October 1, 2012, the legislation relating to the allowance was amended. The amendment requires pre-approval of development project expenditure on a project specific basis by the South African Department of Science and Technology (“DST”) in order to claim a deduction of the additional 50% over and above the expenditure incurred (150% allowance). Since the amendments to S11D of the Act, MiX International had been claiming the 150% deduction resulting in a recognized tax benefit. MiX International has complied with the amended legislation by submitting all required documentation to the DST in a timely manner, commencing in October 2012.

In June 2014, correspondence was received from the DST indicating that the research and development expenditure on certain projects for which the 150% allowance was claimed in the 2013 and 2014 fiscal years did not, in the DST’s opinion, constitute qualifying expenditure in terms of the Act. MiX International, through due legal process, had formally requested a review of the DST’s decision not to approve this expenditure. While approvals were obtained for a portion of this project expenditure as a result of a further review performed by the DST in February 2017, we continue to seek approval for the remaining projects and as such the legal process is ongoing. In addition to the approvals that were subject to the legal process, further approvals have been obtained for certain project expenditure, relating to both current and prior financial years. However, at period end, an uncertain tax position remains in relation to S11D deductions in respect of which approvals remain pending.

Since the introduction of the DST pre-approval process, the Group has recognized in the income statement cumulative tax incentives in addition to the incurred cost of R21.3 million ($1.6 million) in respect of S11D deductions, of which R0.8 million ($0.1 million) was recognized in the quarter ended June 30, 2018. R18.5 million ($1.3 million) relates to deductions in respect of development project expenditure which has been approved by the DST. R2.8 million ($0.2 million) relates to an uncertain tax position in respect of projects where approvals have not yet been received from the DST. If the Group is unsuccessful in this regard, the Group will not recover the R2.8 million ($0.2 million) raised at June 30, 2018.

13. Dividend Declared
On July 31, 2018, the Board declared in respect of the first quarter of fiscal year 2019, which ended on June 30, 2018, a dividend of 3 South African cents (0.2 U.S. cents) per ordinary share to be paid on Monday, August 27, 2018.

The details with respect to the dividends declared for ordinary shareholders are as follows:
Last day to trade cum dividend	Tuesday, August 21, 2018
Securities trade ex dividend	Wednesday, August 22, 2018
Record date	Friday, August 24, 2018
Payment date	Monday, August 27, 2018

Share certificates may not be dematerialized or rematerialized between Wednesday, August 22, 2018 and Friday, August 24, 2018, both days inclusive.

Shareholders are advised of the following additional information:

  the dividend has been declared out of income reserves;
  the local dividends tax rate is 20%;
  the gross local dividend amounts to 3 South African cents per ordinary share;
  the net local dividend amount is 2.4 South African cents per ordinary share for shareholders liable to pay dividends tax;
  the issued ordinary share capital of MiX Telematics is 604,625,369 ordinary shares of no par value; and
  the Company’s tax reference number is 9155/661/84/7.
The details with respect to the dividends declared for holders of our ADSs are as follows:
Ex dividend on New York Stock Exchange (NYSE)	Thursday, August 23, 2018
Record date	Friday, August 24, 2018
Approximate date of currency conversion	Monday, August 27, 2018
Approximate dividend payment date	Tuesday, September 11, 2018

14. Development costs historical data
The table below sets out development costs incurred and capitalized for each of the last eight quarters including the period ending June 30, 2018.

	South African Rand
	Three months ended
Figures are in thousands (Unaudited)
	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,
	2018	2018	2017	2017	2017	2017	2016	2016
Total development costs incurred	34,108	30,488	32,336	34,167	33,175	32,152	36,696	36,034
Development costs capitalized	17,245	16,543	15,996	16,148	16,656	17,268	20,415	21,028
Development costs expensed within administration and other charges	16,863	13,945	16,340	18,019	16,519	14,884	16,281	15,006

	United States Dollar
	Three months ended
Figures are in thousands (Unaudited)
	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,
	2018	2018	2017	2017	2017	2017	2016	2016
Total development costs incurred	2,485	2,221	2,355	2,489	2,418	2,342	2,673	2,625
Development costs capitalized	1,256	1,205	1,165	1,176	1,214	1,258	1,487	1,532
Development costs expensed within administration and other charges	1,229	1,016	1,190	1,313	1,204	1,084	1,186	1,093

For more information please visit our website at: www.mixtelematics.com

MiX Telematics Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1995/013858/06)
JSE share code: MIX NYSE code: MIXT ISIN: ZAE000125316
(“MiX Telematics” or “the Company” or “the Group”)

Registered office
Matrix Corner, Howick Close, Waterfall Park, Midrand

Directors
RA Frew* (Chairman), SB Joselowitz (CEO), SR Bruyns* (Lead Independent Director), PM Dell, F Futwa*, IV Jacobs*,
F Roji-Maplanka*, CWR Tasker, AR Welton*
* Non-executive

CONTACT:
Investors:
ICR for MiX Telematics
Brian Denyeau, +1-855-564-9835
ir@mixtelematics.com